

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 3, 2009

<u>via U.S. mail and facsimile</u>

Wesley R. Edens, CEO
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105

>   **RE: Fortress Investment Group LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 28, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
>   **June 30, 2008, and September 30, 2008**
>   **File No. 1-33294**

Dear Mr. Edens:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief